Filed by Minim, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

of the Securities Exchange Act of 1934

Subject Company: Minim, Inc.

Commission File No.: 001-37649

Date: April 5, 2024

e2Companies 8901 Quality Road Bonita Springs, FL 34135 Ph: (844) 397-2692 FINAL – 04.04.24

e2Companies Identifies Global Power Leader Cummins Inc. as Strategic Supplier for the R3Di® System

Supply Chain Expansion focused on Product Performance and Sustained Growth

Bonita Springs, Florida, April 4, 2024 — e2Companies, a leading provider of data-driven solutions for grid modernization, is pleased to name Cummins Inc. CMI as an official supplier for the R3Di® System. This agreement provides e2Companies access to Cummins Inc. industry-leading generator sets that deliver exceptional power with high electrical efficiency.

“We continue to expand our supplier network with one goal in mind: top-notch performance.” said James Richmond, CEO and President at e2Companies. “Our agreement with Cummins Inc. reflects this commitment since they have set the benchmark for reliability with power generation. This allows us to uphold these standards while keeping up with increasing demand across global markets.”

“We are excited with the opportunity to supply our generator sets to the R3Di® System, a power generation solution that will provide seamless resiliency and reliability to customers” said Lucio Kroll, Managing Director of Microgrids at Cummins.

Cummins Inc. generator sets will be paired with the R3Di® System’s Lithium Iron Phosphate (LiFePO4) battery energy storage and continuous performance monitoring (Grove365) to deliver stable and conditioned power independent of grid issues. Cummins Inc. joins an expanding supplier network for e2Companies that includes Nuvation Energy, EPC Power, MSI Tec, and ABB Ltd.

About e2Companies

e2Companies is the first vertically integrated Virtual Utility® for power generation, distribution, and energy economics in the marketplace. e2Companies’ patented technology, the R3Di® System, provides a synthetic utility BUS with inertia for continuous on-site power and seamless resiliency, independent of grid conditions. The R3Di® System is continuously monitored by the Grove365 to optimize resources, track ESG targets, and unlock new revenue opportunities for customers.

e2Companies officially entered into a merger agreement with Minim, Inc. MINM on March 12, 2024, to create a NASDAQ- listed, comprehensive products and services company focused developing proprietary solutions for Grid 3.0, Autonomous Grid Stability.

To learn more about e2Companies visit www.e2companies.com

About Cummins Inc.

Cummins Inc., a global power leader, is a corporation of complementary business segments that design, manufacture, distribute and service a broad portfolio of power solutions. The company’s products include diesel, natural gas, electric and hybrid powertrains and powertrain-related components including filtration, aftertreatment, turbochargers, fuel systems, controls systems, air handling systems, automated transmissions, axles, drivelines, brakes, suspension systems, electric power generation systems, batteries, electrified power systems, electric powertrains, hydrogen production and fuel cell products.

See how Cummins is powering a world that’s always on by accessing news releases and more information at www.cummins.com

Media Contact: marketing@e2companies.com